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NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


MEDIA CONTACT:

Chartered:
Maggie Tan
(65) 360-4705
tanmaggie@charteredsemi.com


                     CHARTERED CEO SETS STRUCTURED PLAN FOR
             PERSONAL ACQUISITION AND LIMITED SALE OF COMPANY SHARES

           Announcement of plan in line with Chartered's tradition of openness and transparency;
    Net increase in CEO's ownership expected to be approximately 25% in 2001

     SINGAPORE -- JULY 31, 2001 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world's top three silicon foundries, today announced that Barry Waite, president and CEO, has established a structured program for 2001 that will both increase his personal holdings in the company and provide diversification of his personal portfolio.

     Upon completion of the program at the end of 2001, Waite will own directly approximately 1,887,000 ordinary shares of Chartered -- an increase of approximately 25 percent over his personal stake of 1,510,040 shares at the end of 2000.

     Under the program, Waite will exercise options this year totaling 1,692,000 ordinary shares. To help diversify his personal holdings, he intends to sell 130,000 ADSs, which are equivalent to 1,300,000 ordinary shares. Waite has authorized a third-party representative to execute the sales, on the Nasdaq open market, during two specific time periods this year.
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     To provide flexibility in implementing the plan given this year's turbulent market conditions, a minimum sale price of not lower than US$20 per ADS has been established.

     The first sale, which took place July 30, was for 60,000 ADSs. The second sale, which is expected to total 70,000 ADSs, is planned to take place in late November 2001.

     Waite's sales plan, which was approved by Chartered's board of directors in late June, is in accordance with the requirements of Rule 10b5-1(c) of the US Securities Exchange Act of 1934, as amended. While current SEC regulations generally require only that company insiders disclose sales of shares after the transactions, the public disclosure of Waite's plan is being made in view of Chartered's pro-active policy of openness and transparency.


ABOUT CHARTERED

     Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities in Singapore and has a sixth fab in the process of being developed as a 300mm facility.

     A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.